August 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith are responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 3, 2016 in connection with the Annual Report on Form 20-F of Enersis Américas for the fiscal year ended December 31, 2015 that was filed on May 2, 2016 (the “Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses. In its responses to the Staff’s comments to the Form 20-F, where Enersis Américas has indicated that it will provide a revised disclosure as set forth in the response, Enersis Américas will include such disclosure in an amendment to the Form 20-F (the “Amended Form 20-F”) to be filed by Enersis Américas with the Commission prior to requesting acceleration of the effectiveness of the Company’s Registration Statement on Form F-4 (Registration Statement No. 333-211405).

References to “we,” “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

*  *  *  *

Securities and Exchange Commission	-2-	August 11, 2016

Local Currency Exchange Rate, page 122

1.	We note your response to comment 20 and have the following comments:

•	Your response includes a table that segregates your foreign currency translation loss by country. Please confirm that you will provide this table within your amended filing.

Response:

In response to the Staff’s comment, Enersis Américas confirms that will provide a table segregating foreign currency translation profit or loss by country in the Amended Form 20-F, substantially in the form set forth on Appendix 1 attached hereto.

•	Since your response indicates that the Argentine peso depreciated against the Chilean peso during fiscal 2015, clarify why the bottom table on page 123 suggests that the Argentine peso appreciated with respect to the Chilean peso during 2015. If the table is based on average exchange rates, please clarify your disclosures to explain how such percentages were calculated.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that the information provided in our response related to the foreign currency exchange rates and the appreciation/devaluation of the foreign currency exchange rates of our foreign subsidiaries against the Chilean peso were based on year-end exchanges rates for 2015 and 2014, showing a 23.6% depreciation of the Argentine peso against the Chilean peso.

On the other hand, the bottom table on page 123 uses the convention based on average exchange rates, and shows a 0.8% appreciation of the Argentine peso against the Chilean peso in 2015 compared to 2014.

Enersis Américas will revise the disclosure in the Amended Form 20-F to explain how such percentages were calculated, substantially in the form set forth on Appendix 1 attached hereto.

•	Considering your reporting currency is the Chilean peso, provide a table that provides year end and average annual exchange rates between your local currencies and the Chilean peso.

Securities and Exchange Commission	-3-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas will include in the Amended Form 20-F a table that provides both year end and average annual exchange rates between local currencies and the Chilean peso.

e. Critical Accounting Policies

Impairment of Long-Lived Assets, page 124

2.	We note your response to comment 21 and have the following comment:

•	You indicate that each electricity generation subsidiary represents a cash generating unit (“CGU”). Please explain to us in greater detail why you do not evaluate impairment on a plant-by-plant basis. If applicable, please clarify why you are unable to independently identify the cash flows associated with each power plant. If projected volumes, costs, and cash flows factor into your decision process to acquire a plant or are otherwise considered when preparing forecasts or annual budgets, please tell us why such information would not be available and used to perform an analysis.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

In each electricity generation subsidiary, the business is developed and operated through a set of power plants, whose management and decision-making are made on a single generation portfolio basis of power plants interconnected to the same electrical grid. The aggregation of these assets into a single portfolio is intended to fulfill the needs of the electricity market, taking into account factors such as flexibility, efficiency, safety, and security of supply.

The commercial policy, which defines the volume of contracts, is optimized considering all power plants of a subsidiary, as a single portfolio, and considering the different technologies and geographical locations (which impact, for example, on different hydrological regimes). This portfolio management policy is applied to maximize the margin of the subsidiary and to reduce the volatility of the business, resulting in medium- and long-term contracts with customers. Consequently, it is the subsidiary that signs the contracts, and not each individual power plant.

Securities and Exchange Commission	-4-	August 11, 2016

As a result, the cash flows of each power plant are not considered as largely independent of the cash flows from the rest of the generation assets of a subsidiary, since the supply energy contracts with customers, which are the main part of revenues in the generation companies, are not allocable to each power plant on an individual basis.

•	You indicate that your electricity transmission business consists of a single CGU. Please clarify why CTM, TESA, and CIEN (exclusive of CTM and TESA) do not represent separate CGU’s. In doing so, clarify why, if applicable, you are unable to independently identify the cash flows associated with the individual subsidiaries. Explain to us if you prepare separate financial statements or other similar financial information related to CTM and TESA.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

CIEN is the controlling company of CTM and TESA with an ownership interest of 99.99% in each. CIEN transmits electricity through its two transmission lines that interconnect Argentina and Brazil. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil.

In 1997, CIEN was awarded an international tender for the supply of power and energy to companies (none of them related parties) in Brazil and Argentina, and constructed an international system to interconnect both countries. In order to operate the Argentine side of the system, CTM and TESA were incorporated. CIEN, CTM, TESA and Brazilian and Argentine energy generators have signed supply energy contracts.

Considering the nature of the business operation, which is the transportation of energy between Brazil and Argentina, the separation of the assets into three entities is merely for legal representation purposes in both countries. There are no independently identified cash flows for the portions of the transmission lines that are operated by CIEN, CTM and TESA, since revenues and cash flows from business operations are linked to the usage of the transmission lines as a single integrated system and, for that reason, the three entities are considered a single CGU.

CTM and TESA prepare separate financial statements only for local statutory purposes.

Securities and Exchange Commission	-5-	August 11, 2016

•	We also note that the recoverable amount of your Edesur CGU exceeded carrying value by approximately 2%. Given this is not a significant excess, please tell us if a reasonably possible change in any key assumption used in the determination of recoverable amount for Edesur, or other any of your CGU’s without goodwill, would result in a carrying amount that exceeds the recoverable amount. If so, please provide additional qualitative and quantitative disclosure within Critical Accounting Policies regarding the sensitivity of your long-lived assets for impairment.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas acknowledges the concern in respect of the impact of reasonably possible changes in key assumptions, and takes them into consideration when performing the impairment test and the determination of recoverable amount for Edesur, or other any of our CGU’s without goodwill.

The recoverable amount of the Edesur’s CGU is determined using a scenario probability-weighted model that takes into account reasonably possible changes in key assumptions:

•	Base case “Industrial Plan”, which incorporates management’s assessment of expected cash flows. The recoverable amount calculated in accordance with Base case exceeds by 54% the carrying value of the Edesur’s CGU as of December, 2015. This scenario is weighted using a 50% likelihood of occurrence.

•	“Sensitive” case, which incorporates the same assumptions of the Base case, but considers a decrease in the tariff adjustments for the next tariff period (2021), resulting in a 16% below the carrying value of the Edesur’s CGU as of December 2015. This scenario is weighted using a 30% probability.

•	“Business continuity” case , which implies no recoverable amount, is weighted using a 20% probability.

In summary, reasonably possible major changes in key assumptions are already incorporated in the impairment test model that applies probability weighted stress-testing scenarios to determine recoverable amounts.

Enersis Américas will provide in future filings additional qualitative and quantitative disclosure within Critical Accounting Policies regarding the sensitivity of long-lived assets for impairment

Securities and Exchange Commission	-6-	August 11, 2016

Income Taxes, page 134

3.	We note your response to comment 23 provides useful information that explains why your effective tax rate increased due to “higher taxes due to the devaluation of the Chilean peso in terms of the U.S. dollar.” Please confirm you will disclose such information in your amended filing and provide us with your proposed disclosure.

Response:

In response to the Staff’s comment, Enersis Américas confirms that it will disclose the information explaining the increase in the effective tax rate due to higher taxes as a result of the devaluation of the Chilean peso in terms of the U.S. dollar in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014 – I. Analysis of Results from Continuing Operations – Income Taxes” and in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013 – I. Analysis of Results from Continuing Operations – Income Taxes” in the Amended Form 20-F, substantially as follows:

“Item 5. Operating and Financial Review and Prospects – A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014 – I. Analysis of Results from Continuing Operations – Income Taxes

Income Taxes

Total income tax expenses increased by 22.9% in 2015 or Ch$ 97.7 billion as compared to 2014, mostly due to higher tax expenses as a result of higher taxable income as compared to the previous year of Ch$ 53.1 billion in El Chocón, Ch$ 21.1 billion in Coelce, Ch$ 11.9 billion in DockSud, Ch$ 8.0 billion in Edelnor and Ch$ 4.3 billion in Edesur.

The effective tax rate was 40.9% in 2015 and 36.2% in 2014, mainly as result of: (i) higher taxes due to the devaluation of the Chilean peso in terms of the U.S. dollar considering that a significant portion of the balance of our foreign investments is denominated in U.S. dollars for tax purposes, which was the currency used to pay for the acquisition of those investments. The tax currency of Enersis Américas S.A. is also the Chilean peso, as further explained below.

In 2015, the Chilean peso depreciated against the U.S. dollar, thereby increasing the tax bases of our foreign investments and increasing the current income tax expense in 2015 as compared to 2014. The tax legislation in Chile states that the tax

Securities and Exchange Commission	-7-	August 11, 2016

accounts of companies owning foreign investments in a currency other than the Chilean peso are price-level restated for tax purposes according to the changes in the foreign currency exchange rate at the date of the financial statements. Variations in that regard also generate changes in the tax bases of those investments, and have income tax consequences when calculating the current income tax (currently reported as exchange gains/losses as for tax return purposes). The related tax effect is recognized as “Current tax provision/ benefit”. While the effect of the price-level restatement also impacts the tax basis of the investment, thus impacting its outside basis difference, the Company was unable to recognize the corresponding effects to deferred tax assets/ liabilities, since the conditions for such recognition under IAS 12 were not met at the balance sheet date. Therefore, this concept corresponds to a permanent difference that is reflected in the income tax statutory-to-effective rate reconciliation presented in Note 34 of our consolidated financial statements under the line item “Price level restatement for tax purposes (investments in subsidiaries, associates and joint ventures and equity)”.

Item 5. Operating and Financial Review and Prospects - A. Operating Results – 3. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013 – I. Analysis of Results from Continuing Operations - Income Taxes

Income Taxes

Income tax expenses decreased by Ch$ 16.5 billion, mainly due to the net deferred tax liabilities position for the Peruvian companies for Ch$ 24.8 billion, since following the application of Law 30,296, there will applied gradual prospective reductions in the tax rate from 2015; thus, there was recorded the corresponding adjustment to reflect the change in the forthcoming applicable tax rates. This was partially compensated by a Ch$ 6.9 billion increase in the income tax expense in Codensa due to higher net taxable income.

The effective tax rate was 36.2% in 2014 and 35.8% in 2013, mainly as result of higher taxes generated due to the devaluation of the Chilean peso in terms of the U.S. dollar that have impacted the U.S dollar denominated balance for tax purposes of our foreign investments (i.e., tax base of the foreign investments), considering that the tax currency of Enersis Américas is the Chilean peso. In 2014, the Chilean peso depreciated against the U.S. dollar, thereby increasing the tax bases of our foreign investments and increasing the current income tax expense for 2014 as compared to 2013.”

Securities and Exchange Commission	-8-	August 11, 2016

4.	We note your response to comment 24, including the proposed disclosures you intend to include in your next amendment. In addition to disclosing the statutory tax rates of each country, please also highlight and discuss changes in the effective tax rates of each country.

Response:

In response to the Staff’s comment, Enersis Américas will disclose the statutory tax rates of each country, highlighting and discussing changes in the effective tax rates of each country in “Item 5. Operating and Financial Review and Prospects - A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014 – I. Analysis of Results from Continuing Operations - Income Taxes” and in “Item 5. Operating and Financial Review and Prospects - A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013 – I. Analysis of Results from Continuing Operations - Income Taxes” in the Amended Form 20-F, substantially as follows:

“Item 5. Operating and Financial Review and Prospects - A. Operating Results – 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014 – I. Analysis of Results from Continuing Operations - Income Taxes

The following table sets forth the tax effect of rates applied in other countries that creates a difference between the domestic tax rates in Chile and tax rates (22.5% for 2015 and 21% for 2014) enacted in each foreign jurisdiction:

	Tax Rates (%)		Tax effect of rates applied in other countries
	2015	2014	2015	2014
			ThCh$	ThCh$
Argentina	35.00%	35.00%	(35,876,093)	7,239,770
Brazil	34.00%	34.00%	(26,523,564)	(41,357,762)
Colombia	39.00%	34.00%	(89,366,919)	(84,883,915)
Peru	28.00%	30.00%	(13,049,116)	(21,030,440)

			(164,815,693)	(140,032,347)

The reconciling tax effect in Argentina increased during 2015, compared to 2014 due to higher taxable income in the subsidiaries El Chocón and Edesur, mainly as a result of an increase in taxable income obtained from new resolutions issued by the market regulator. The effective tax rate was 27.67% in 2015 and (48.9)% in 2014, mainly explained by (i) an increase in revenues in our subsidiary Edesur related to the application of Resolution No. 32/2015 which resulted in net income for financial purposes and a reduction in the tax loss carryforwards; and (ii) an increase in results from operations in our subsidiary DockSud as compared to the net loss recognized in 2014.

Securities and Exchange Commission	-9-	August 11, 2016

The reconciling tax effect in Brazil produced by the operations decreased in 2015, compared to the prior year, due to lower taxable income in our Brazilian subsidiaries as a consequence of decreased revenues due to lower local electricity demand. The effective tax rate was 31.98% in 2015 and 26.21% in 2014, as a result of a lower tax benefit (SUDENE) recognized in 2015 as compared to 2014 in our subsidiary Coelce. The SUDENE is a tax benefit granted to entities that obtain approval for the implementation of new projects or for expansion or diversification of existing projects, which are key for the development of the Northeast of Brazil, and corresponds to a 75% reduction in the corporate income tax expense and is calculated on profit from operations. This tax benefit produces a decrease in the effective tax rate when compared with the statutory tax rate.

With regards to Colombia, the reconciling tax effect increased slightly in 2015, as compared to 2014, due to an increase in the local enacted tax rate that occurred in 2015 to 30.00%. The effective tax rates for Colombia were 38.00% in 2015 and 31.92% in 2014, due to lower tax benefits obtained as a result of lower capital expenditures incurred by our subsidiary Emgesa in the construction of the El Quimbo power plant in 2015 as compared to 2014. This tax benefit is granted to encourage investments in revenue-producing assets, and applies 30% of the invested amount as a deduction in calculated taxable income. This tax benefit is considered a permanent difference that result in an effective tax rate lower than the statutory tax rate, since the depreciable tax basis of the asset is its gross amount.

The reconciling tax effect in Peru decreased in 2015, as compared to prior year, due to a decrease in the local enacted tax rate in 2015. The effective tax rate was 29.89% in 2015 and 13.93% in 2014. The lower effective tax rate in 2014 is related to the tax reform implemented in Peru which effected a progressive reduction in the tax rates. The effect of changes in tax rates was recognized in 2014 as a decrease in the effective tax rate for the year. Such non-recurrent tax effect did not occur in 2015.”

Securities and Exchange Commission	-10-	August 11, 2016

Item 5. Operating and Financial Review and Prospects - A. Operating Results – 3. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013 – I. Analysis of Results from Continuing Operations - Income Taxes

The following table sets forth the tax effect of rates applied in other countries that creates a difference between the domestic tax rates in Chile (21% for 2014 and 20% for 2013) and tax rates enacted in each foreign jurisdiction:

	Tax Rates (%)		Tax effect of rates applied in other countries
	2014	2013	2014 ThCh$	2013 ThCh$
Argentina	35.00%	35.00%	7,239,770	(9,490,495)
Brazil	34.00%	34.00%	(41,357,762)	(60,577,638)
Colombia	34.00%	34.00%	(84,883,915)	(77,854,660)
Peru	30.00%	30.00%	(21,030,440)	(18,679,952)
Spain	30.00%	30.00%	—	(6,553,041)

			(140,032,347)	(173,155,786)

The reconciling tax effect in Argentina decreased during 2014, compared to 2013 due to a decrease in the taxable income of our subsidiary Edesur, as a result of increased costs recognized due to new resolutions issued by the market regulator. The effective tax rate was (48.97)% in 2014 and 29.45% in 2013, mainly explained by the recognition in 2014 of foreign currency exchange losses in DockSud which resulted in a financial net loss for financial reporting purposes, however, since such foreign exchange losses were non-deductible for tax purposes, it resulted in an additional taxable income, therefore resulting in a negative effective tax rate as compared to 2013.

The reconciling tax effect in Brazil produced by the operations decreased in 2014, compared to 2013, due to lower taxable income in our Brazilian subsidiaries as a consequence of decreased revenues due to lower local electricity demand. The effective tax rate was 26.21% in 2014 and 22.78% in 2013, as a result of having obtained a lower tax benefit (SUDENE), which provides a 75% reduction in the corporate income tax expenses, recognized in 2014 as compared to 2013 in our subsidiary Coelce.

With regards to Colombia, the reconciling tax effect increased in 2014, as compared to 2013, due to higher taxable income in the subsidiary Codensa, as a result of an increase in its revenues. The effective tax rate was 31.92% in 2014 and 32.69% in 2013, due to a higher tax benefit obtained from capital expenditures incurred from our subsidiary Emgesa in the construction of the El Quimbo power plant in 2014 as compared to 2013.

The reconciling tax effect in Peru increased in 2014, as compared to 2013, due to higher taxable income in the subsidiaries Edelnor and Edegel, as a result of an increase in its revenues. The effective tax rate was 13.93% in 2014 and 17.43% in 2013, which is mainly explained by the impact of the effective tax rate in 2014 in

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relation to the tax reform implemented in Peru, which effected a progressive reduction in the tax rates. The effect of the prospective changes in local future applicable tax rates was recognized in 2014, thus, decreasing the effective tax rate.”

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

5.	We note your response to comment 26 and 27 and have the following comments:

•	Since your response appears to indicate that EY Ltda. audited Emgesa, Endesa Argentina, and Enel Brasil on both a statutory basis and on a full IFRS basis, please clarify why there is a need for the principal auditor’s report to reference those subsidiaries preparing financial statements on a “local statutory accounting basis.”

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The language used by EY in its audit report aims at being in agreement with the auditor’s report issued by KPMG at Endesa-Chile level, where KPMG refers to the auditors’ reports of the mentioned component entities only with respect to their respective financial statements prepared on a local statutory accounting basis. Then EY’s audit report clarifies that the audit of these entities were performed “in the context of the consolidated financial statements of Enersis Americas, taken as a whole”, in order to clarify that the amounts included in the consolidated financial statements of the Group are not amounts reported in the local statutory basis financial statements. We believe that the current wording of our principal auditor audit report is clear, however we will explore with EY if the wording can be modified in future filings to avoid misinterpretations.

•	Your response indicates that EY was not required to opine on the ICFR of Emgesa, Endesa Argentina, and Enel Brasil since EY was the statutory auditor. Since it appears that EY also performed a full IFRS audit of these subsidiaries, please tell us why EY is not required to opine on their ICFR.

Securities and Exchange Commission	-12-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Consistent with the involvement of the component team auditors for Emgesa, Endesa Argentina and Enel Brasil whereby KPMG relied on the audits performed by EY only with respect to the statutory financial statements of these entities, EY does not issue stand-alone opinions on the ICFR of Emgesa, Endesa Argentina and Enel Brasil because there is no statutory requirement to issue this type of opinion at the statutory level. Therefore, KPMG issues instructions to EY component audit teams to perform testwork over the ICFR of Emgesa and Endesa Argentina; which testwork is consistent with testwork performed and results reported to the EY group audit team. For Enel Brasil, as this is an associate company for Endesa-Chile, the ICFR consideration is at the Endesa-Chile level related to the ICFR over the accounting for the investment in Enel Brasil by Endesa-Chile. For Emgesa and Endesa Argentina, KPMG performs the necessary procedures to satisfy themselves of the work performed by EY component audit teams in the context of opining on the ICFR of Endesa-Chile, and as such, KPMG does not make reference to other auditors in their ICFR opinion.

2.4.2 Consolidated companies with an ownership interest of less than 50%, page F-25

6.	We note your response to comment 29. As previously requested, please tell us how decisions are made regarding the relevant activities of Emgesa and Codensa. For example, explain if decisions pertaining to relevant activities are made based upon majority shareholder vote, majority Board approval, unanimous Board approval, or some other approval threshold. Tell us the number of Board seats Empresa de Energia de Bogota S.A. (“EEB”) controls, if any, and clearly explain whether or not EEB can block any decisions that relate to the relevant activities of these entities.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises that:

Decisions regarding relevant activities of Emgesa and Codensa are made based on the simple majority of the votes at the shareholders’ meetings, Enersis Américas controls in both entities 57% of the voting rights. However, the following decisions can only be approved only by shareholders holding at least 75% of the voting rights: (i) mergers or spin-offs; (ii) the issuance of reserved shares; (ii) entering into business lines other than generation, distribution or sale of electricity, and other related business; (iv) amending the bylaws, except for changing the number of members of the Board of Directors (the number of members is a regulatory requirement).

The Board of Directors of both Emgesa and Codensa consists of seven members, of which four are appointed by Enersis Américas and three are appointed by Empresa de Energía de Bogotá S.A. (“EEB”). In addition, two of the seven members must not be affiliated with the shareholders.

Securities and Exchange Commission	-13-	August 11, 2016

Decisions on relevant activities in the Board of Directors are made based on the approval of the majority of the directors of the Board, which normally includes: (i) determining or changing operating and financing policies; (ii) approving operating and capital decisions, including annual business plan and budget; (iii) appointing, remunerating or terminating the employment of service providers or key management personnel.

However, the following decisions can only be approved by at least five members of the Board: (i) incurring debt or making investments exceeding US$ 10 million, if 50% of profits from prior year have not yet been distributed to the shareholders; (ii) disposing of, liquidating, transferring or lease all or substantially all of the assets or property or commercial premises; (iii) entering into a guarantee exceeding US$ 5 million, other than debt-related guarantees; (iv) incurring liens exceeding US$10 million other than debt-related liens; and (v) entering into transactions with terms greater than one year with related parties for the acquisition of goods and services exceeding US$ 5 million.

Enersis Américas believes that although EEB can block certain decisions as discussed above, those decisions are not related to relevant activities of the businesses, and are protective rights of EEB without giving it participating rights/power over Emgesa and Codensa.

3. Accounting Policies Applied

a) Property, plant and equipment, page F-27

7.	We note your response to comment 30. You indicate that the PPE balances pertaining to footnote (c) of your response are amortized over their economic estimated useful lives under IAS 16. Considering such PPE will be returned to the grantor at the end of the concession agreement and you will receive indemnification from the grantor, please explain to us why you do not depreciate the PPE, net of residual value, over the remaining concession term.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises as follows:

The PPE of our subsidiaries Central Eléctrica Cachoeira Dourada S.A and Compañía de Interconexión Energética S.A. are depreciated on a straight-line basis using their economic estimated useful lives, rather than the term of each concession agreement, based on that at the end of the concession agreement will occur the reversal of the PP&E to the grantor (Brazilian Federal Government) which will proceed the evaluation and determining of the indemnification value according to the non-depreciated value of the asset. The accounting

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effect for the depreciation of the asset without residual value over the estimated useful life is the same as for the depreciation of the asset, net of residual value, which is equal to its indemnification value, over the remaining concession term. Consequently, Enersis Américas believes that the accounting policy applied complies with the requirements of IAS 16.

The Company periodically reviews the estimated remaining useful lives and performs impairment tests of PPE. This ensures that the carrying value of the assets at the end of the concession term will not exceed the indemnification value.

d.1) Concessions, page F-30

8.	We note your responses to comment 31 and 36. Please address the following comments regarding the application of IFRIC 12:

•	Explain to us how you determine the fair value of construction services provided. Clarify if construction revenues are always approximately equal to your actual construction costs incurred and confirm whether or not construction revenues are recognized over the construction period based on the stage of completion under IAS 11. Also explain to us in greater detail why construction margin is defined as zero.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises that:

In the energy distribution segment, the concession agreements establish certain performance standards for the service rendering, which relate to the maintenance and improvement of the quality of the service rendered to consumers. The arrangement also specifies that the concessionaire has the obligation – at the end of the concession – to return the infrastructure to the grantor in the same condition as received at the signing of the original contract. In order to meet those obligations, investments are constantly made throughout the concession period. In this context, the Company accounts for revenue and costs in the income statement relating to construction work or improvements to infrastructure facilities used for rendering electric energy distribution services.

The construction costs relate to, among other things construction and installation of cables, poles, substation, isolators, as well as third party services for installation of network and other equipment. These costs are recognized in the income statement in the period in which they are incurred. Such costs are incurred at market value with third party contractors (non-related parties) and are deemed to be at fair value. The construction margin adopted is defined as zero and, as such, construction revenues – accounted for in accordance to IAS 11 - are equal to construction costs. Therefore, it is unnecessary to assume an additional

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construction margin above the price charged by the third party contractors . Also, it is important to mention that the investments made by the Company (namely, the construction costs incurred) are considered by the grantor as part of the tariff review process, which occurs periodically and affects the computation of the assets remuneration base.

•	We note that you appear to allocate consideration between the intangible asset and financial asset by first calculating the amount attributable to the intangible asset and then solving for the amount to record for the financial asset. Please explain to us in greater detail your method for determining the amount allocable to the intangible asset. Since the financial asset calculation is based on the present value of expected cash flows, please tell us why you do not first determine the fair value of the financial asset and solve for the intangible asset.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises that:

IFRIC 12 draws a distinction between two types of service concession considerations: (i) Financial asset: The operator of the concession has an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading a public sector asset, and then operating and maintaining the asset for a specified period of time; and (ii) Intangible asset: The operator has a right to charge for use of a public sector asset that it constructs or upgrades and then must operate and maintain for a specified period of time.

Management considers that, according to the specific characteristics of the electric energy distribution concession contracts of our Brazilian subsidiaries, both conditions were met: (i) the estimated portion of investments made and not amortized or depreciated by the end of the concession is classified as a financial asset for being an unconditional right to receive cash directly from grantor; and (ii) the remaining portion in the determination of the financial asset (residual value) is classified as an intangible asset, since its recovery is conditional upon use of public service, that is, electric energy consumption by consumers of the Companies.

The concession contract specifies that the investments made in the infrastructure of the concession will be included in the tariff review process and that the estimated portion of investments made and not amortized or depreciated by the end of the concession represents an unconditional right to receive cash directly from grantor.

The definition of the portion of the investments that represents the right to receive cash at the end of the concession (and should then be classified as a financial asset) is feasible

Securities and Exchange Commission	-16-	August 11, 2016

upon the conclusion of the construction works and consequent definition of its carrying amount and expected useful life, since – as mentioned above – the value of the financial asset is determined based on the residual value of the infrastructure at the end of the concession period. As such, the initial recognition as intangible asset happens since the Company cannot determine whether the amount of the asset under construction will be recovered through tariffs during the concession period or through indemnification (cash payment) at the end of the concession period. Upon concluding the constructions it is possible to determine the useful life of each asset of the main components and equipment. Once the useful life is determined, it is possible to determine when the amount of the asset will be recovered.

IFRIC 12.18 only requires that the considerations receivable as either a financial asset or intangible asset be recognized initially at fair values. By using the tariff rates at inception discounted at the appropriate interest rate, to determine the fair value of the intangible assets, the Company believes the residual amount also represents the fair value of the financial asset at that date. Both amounts are interdependent of the other, since the financial asset represents the amount that is not recoverable through the tariff process

4. Sector Regulation and Electricity System Operations

Argentina, page F-51

9.	We note your response to comment 33. Please address the following comments related to loans received from CAMMESA:

•	Quantify, in Chilean pesos and for each period presented, the amount of funds received from CAMMESA that are classified within operating cash flows. If the funds received from CAMMESA during fiscal 2015 related to SE Resolution No. 32/2015 represent government grants that had no repayment obligation, you may exclude such amounts from your calculations.

Securities and Exchange Commission	-17-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The following table sets forth, in Chilean pesos and for each period presented, the amount of funds received from CAMMESA that are classified within operating cash flows:

Funds received from CAMMESA	For the years ended December 31,
	2015	2014	2013 (4)
	(In millions of Chilean pesos)
For salary costs increases (1)	17,825	23,210	—
For extraordinary operating costs (“Climate emergency”) (2)	1,189	16,504	—
For Extraordinary Investment Plant (“EIP”) (3)	101,408	86,723	—

Total classified as operating cash flows	120,421	126,438	—

(1)	Authorized through Secretary of Energy Note No. 4012/14
(2)	Authorized through Secretary of Energy Note No. 367/12
(3)	Authorized through Secretary of Energy Resolution No. 10/2014
(4)	No funds from CAMMESA were received.

Funds received from CAMMESA during fiscal year 2015 related to SE Resolution No. 32/2015 represent government grants that had no repayment obligation and have been excluded from the calculations.

•	Describe to us all key terms of the loans received from CAMMESA, including interest rates, maturity dates, and repayment terms.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

1.	Funds received from CAMMESA for the financing of the Extraordinary Investment Plan (“EIP”)

Through Resolution No. 347 issued in 2012, the ENRE authorized Edesur to charge a fixed remuneration applicable to each category of customers to be used for financing both infrastructure and corrective maintenance works. The amounts collected for this fixed remuneration are deposited in a specific bank account created for energy distributors, which is administered by the Fondo para Obras de Consolidación y Expansión de Distribución Eléctrica (“FOCEDE”) Trust, with Edesur, as grantor, and Nación Fideicomisos S.A. (a third party), as the trustee, to hold title to the fiduciary assets. In 2014, due to the temporary insufficiency of FOCEDE funds to finance implementation and execution of the EIP, the shortfall was covered with funds received from CAMMESA that were deposited in the FOCEDE trust account.

Securities and Exchange Commission	-18-	August 11, 2016

The key terms of the funds received from CAMMESA were as follows:

a.	Amount: Ar$ 2,640 million (Ch$ 188,131 million).

b.	Interest: Monthly variable interest rate equivalent to CAMMESA’ interest rate on its financial deposits, which ranged between 20% and 28% (on an annual basis). Accrual of interest begins after each disbursement is received from CAMMESA.

c.	Repayment terms: Repayment shall be defined by the Secretary of Energy (“SE”) after receipt of the last disbursement from CAMMESA, subject to Edesur’s financial and economic sustainability (See the response to the sixth bullet point below). To date, the SE has not decided or informed Edesur of any repayment terms.

d.	As guarantee, and at the end of the grace period, Edesur would transfer to CAMMESA any receivables generated towards the Wholesale Electricity Market (“MEM”) or as a consequence of higher revenues due to Distribution Added Value adjustments (“DAV”) and/or tariff increase.

2.	Funds received from CAMMESA for the financing of salary costs increases

Resolution No. 4.012/2014 issued by the SE instructed Edesur to sign a contract with CAMMESA to cover salary costs increases of both employees and contractors for the period from May 2014 through April 2015. The contract established that funds received from CAMMESA are advances granted on account of future revenues to be established within the Cost Monitoring Mechanism (“CMM”).

Repayment would start with an instruction by SE, and once Edesur had received higher revenues specifically generated to cover the salary costs increase.

The monthly variable interest rate to be applied is equivalent to CAMMESA’s interest rate on its financial deposits, which and ranged between 20% and 28% (on annual basis).

SE Resolution No. 32/2015, among other things, instructed CAMMESA to issue receivables, known as Sales Settlements with Unspecified Due Dates (“LVFVD” in its Spanish acronym), in favor of Edesur for the cancellation of all amounts transferred under this contract (Ch$33,426 million). Such settlement occurred in July 2015.

3.	Funds received from CAMMESA for the financing of extraordinary operating costs due to the climate emergency of December 2013

As instructed in Resolution No. 367/2014 issued by SE, Edesur signed a contract with CAMMESA for AR$264,3 million (Ch$17,693 million) to cover additional operating costs arising from the climate emergency experienced between December 2013 through March 2014.

Securities and Exchange Commission	-19-	August 11, 2016

The monthly variable interest rate to be applied is equivalent to CAMMESA’s interest rate on its financial deposits, which ranged between 20% and 28% (on annual basis).

Edesur would repay amounts due to CAMMESA by electing one of the following options: (i) in cash, once the FOCEDE trustee reimbursed Edesur; or (ii) transferring the right to be reimbursed by the FOCEDE trustee to CAMMESA.

During 2015, Edesur repaid Ch$15,684 million. As of December 2015, the remaining balance was Ch$3,774 million.

•	We note that you classify loans received for the financing of higher personnel costs and for the financing of extraordinary costs due to the climate emergency of December 2013 within cash flows from operating activities. Considering paragraphs 17(c) and (d) of IAS 7 indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities, justify to us why you classify the loans within operating activities.

Response:

As mentioned above, funds received from CAMMESA are advances given on account of the future revenues to be established within the Integral Tariff Review process (“RTI” in its Spanish acronym). The concession agreement states that tariffs to be collected from users should be comprehensive, among other items, of operating costs, such as those that generated temporary financial deficits. However, due to tariff freezes, CAMMESA funds were granted on account of future RTI. Therefore, by application of paragraph 14 (a) of IAS 7, we consider these funds as “Cash flows from operating activities” since they are primarily derived from the principal revenue-producing activities of the entity.

We have not considered the application of paragraphs 17 (c) and (d) of IAS 7 since the nature of these funds do not comply with some common characteristics of “debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings” (i.e., the CAMMESA funds received have neither established repayment terms nor covenants; further, their repayment is indeed contingent) and they have been used as by the SE as a regulation mechanism to supplement company core revenue streams.

•	Describe to us in sufficient detail the nature and funding mechanisms of the restricted FOCEDE account. Tell us the trustee and beneficiary of the account and explain to us the process by which funds are received and dispersed.

Securities and Exchange Commission	-20-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

On November 23, 2012, the ENRE issued Resolution No. 347 (“ENRE Resolution 347”) pursuant to which distribution companies were authorized, as from the issuance thereof, to charge a differentiated fixed amount to customers, aimed to cover capital expenditures for the construction and maintenance of distribution infrastructure, which was clearly indicated in customers’ invoices. Distribution companies created a special account, to which those amounts would be deposited and then managed through a Trust (“Fondo para Obras de Consolidación y Expansión de Distribución Eléctrica – FOCEDE”). Such amounts, were exclusively to be used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. The Trust would be administered by an Execution Committee comprised of 5 members: (i) two representatives of the Ministry of Mining and Energy; (ii) one representative of the Ministry of Economy; (iii) one representative of CAMMESA; and (iv) one representative of ENRE.

As established in ENRE Resolution 347, Edesur, in its capacity as Trustor, and Nación Fideicomisos S.A. (government financial entity), as Trustee, entered into a private Financial and Management Trust Agreement, whereby Edesur, as settlor of the trust, assigned and transferred to the Trustee the fixed amounts set forth by ENRE Resolution 347 that are effectively collected, which would constitute the trust assets. Trust beneficiaries are the suppliers of goods and services contracted for the infrastructure and corrective maintenance works. The trust agreement and its operative manual agreement were signed by Edesur on November 29, 2012 and December 18, 2012, respectively.

Under this trust mechanism, Edesur deposited into the special bank account, on a monthly basis, the amounts collected from customers under ENRE Resolution 347. In addition, as discussed in our response to question number 2 in second bullet point above, in 2014 revenues derived from the application of ENRE Resolution No. 347 were insufficient to cover the estimated disbursements under our EIP, leading to a temporary insufficiency of FOCEDE funds. The shortfall was covered with funds received from CAMMESA that were also deposited to the FOCEDE account.

Regarding the disbursements of funds, an Execution Committee reviews Edesur’s expenditures incurred in its investment plan for infrastructure works and corrective maintenance, and upon approval it instructed the Trustee to make, for and on behalf of Edesur, the corresponding payments to the suppliers.

Securities and Exchange Commission	-21-	August 11, 2016

In January 2016, the Ministry of Mining and Energy issued Resolution No. 7/2016, instructing the SE to direct the Execution Committee of the Trust to discontinue the transfers of resources to Edesur, as well as to adopt the necessary measures to terminate the Trust. In compliance of such resolution, ENRE issued Resolution No. 2/2016 through which it resolved to discontinue, effective on January 31, 2016, the current Trust mechanism for the management of the funds resulting from the application of ENRE Resolution 347, and instructed Edesur to open a checking account to deposit the funds that will be received from customers as a differentiated fixed amount beginning on February 1, 2016. This checking account would be used to afford the investments approved by the ENRE.

To date, Edesur is taking the actions necessary for the termination of the trust and the transfer of the remaining trust assets to the abovementioned checking account. Additionally, Edesur was required to submit to the ENRE an Investment Plan, clearly identifying which works would be financed with the assets accumulated on this checking account.

Funds from the FOCEDE account were presented within the “Other current financial assets” line item, given that they do not qualify as “Cash and cash equivalents” because of their restricted nature.

•	We note that funds received related to the Extraordinary Investment Plan (“EIP”) were not presented on your statements of cash flows since the funds were deposited into the restricted FOCEDE account. Please provide us with all journal entries you record related to the EIP. Ensure you discuss how you initially record capital expenditures and how you record the reimbursement of expenditures from the FOCEDE account. Explain how each journal entry impacts your statements of cash flows and, in doing so, identify all non-cash transactions. Tell us how you considered presenting inflows and outflows from the FOCEDE account within your statements of cash flows using a constructive receipts and disbursements model.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The following journal entries show how capital expenditures, funds received from CAMMESA and the cancellation of trade payables, all of them related to EIP, were recorded (expressed in millions of Chilean pesos).

Securities and Exchange Commission	-22-	August 11, 2016

Dr	PP&E - Construction in progress	1,000
Cr	Trade payables		1,000

	Description: To recognize capital expenditures.

Dr	Other current financial assets	1,000
Cr	Other non-current payables		1,000

	Description: To recognize funds received from CAMMESA related to the EIP.

Dr	Trade payables	1,000
Cr	Other current financial assets		1,000

	Description: To recognize cancellation of trade payables using funds from FOCEDE restricted account.

The balance in “Other non-current payables” is related to funds received from CAMMESA for the EIP, which repayment terms have not been defined yet, as discussed above.

None of these entries has an impact on our statements of cash flows.

•	You indicate that EIP repayment is “subject to Edesur’s economic and financial sustainability conditions, as determined by the Secretary of Energy.” Please explain whether this condition is explicitly defined and how it is determined. Specifically address whether there are separate terms and conditions that govern the meaning of “economic and financial sustainability conditions” and whether the term is objectively determinable by you and CAMMESA.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The Mutuo Agreement between Edesur and CAMMESA related to the EIP provides that the commencement of the repayment (principal + interests) will be subject to Edesur’s economic and financial sustainability, as determined by the SE and duly audited by the regulatory body.

Securities and Exchange Commission	-23-	August 11, 2016

The economic and financial sustainability condition triggering the repayment is not explicitly defined nor is how it is determined. There are not separate terms and conditions that govern the meaning of “economic and financial sustainability conditions”. As discussed above, it is the SE who can determine the condition and it will be related to the future RTI.

•	We note that Ar$220.5 million of the financing of extraordinary costs due to the climate emergency of December 2013 was partially paid during 2015 but that the payment was not reflected in your statements of cash flows since the payments were made using the FOCEDE restricted fund account. Tell us the journal entry you recorded related to this repayment and whether that journal entry was reflected in your statement of cash flows.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The journal entry related to the repayment of the funds received from CAMMESA for the financing of extraordinary operating costs due to the climate emergency of December 2013 was as follows (amounts expressed in millions of Chilean pesos):

Dr	Other current payables	15,684

Cr	Other current financial assets		15,684

As this repayment does not represent a payment in cash, it is not reflected in our statement of cash flows. Instead, the repayment was made using funds from the FOCEDE account, which, as explained in response to Comment No. 9, do not qualify as “Cash and cash equivalents” because of their restricted nature.

9. Other Financial Assets, page F-69

10.	We note your response to comment 34 and have the following comments regarding your IFRIC 12 available-for-sale financial investment:

•	We note that paragraph 55(b) of IAS 39 indicates that the change in fair value of an available-for-sale financial asset should be included within other comprehensive income. Please reconcile this accounting treatment with the paragraph AG8 guidance you followed which indicates that revisions in estimated cash flows should be recognized in profit or loss. In doing so, clarify whether or not revisions in estimated cash flows under paragraph AG8 represent “changes in fair value” under paragraph 55.

Securities and Exchange Commission	-24-	August 11, 2016

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the methodology to update the financial asset available-for-sale is in accordance to the paragraph AG8 of IAS 39 which provides that “…the entity shall adjust the carrying amount of the financial asset or financial liability (or group of financial instruments) to reflect actual and revised estimated cash flows. The entity recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate or, when applicable, the revised effective interest rate calculated in accordance with paragraph 92…”, and is also in accordance with paragraph 55(b) which provides that “…interest calculated using the effective interest method (see paragraph 9) is recognised in profit or loss (see IAS 18)…”.

The IFRIC 12 financial asset classified as available-for-sale corresponds to the compensation to be paid by the grantor (Brazilian Government) at the end of the concession period, and it is carried at its fair value (i.e. the present value of the estimated future cash flows). Changes in the present value of estimated future cash flow are made in accordance the tariff review process applied by the grantor with the distribution companies.

The tariff review process indicates that the Remuneration Asset Base (RAB) based on the assets received or constructed by the distributors is updated using the new replacement value (“VNR”) methodology, where the main component of updating is to use the IPCA (Brazilian inflation index) to update the historical cost of the asset on a monthly basis. The residual value of the RAB at the end of the concession period is the best estimate of that financial asset according to the Brazilian Law and grantor rules.

At the end of the construction period, the part of the asset which is classified as financial asset is determined. At this time, the cost of the asset is considered as its fair value and then is updated for the following months by IPCA to be presented as the best estimate for the expected cash flow in the future. That change in the fair value of this financial asset is not considered as a gain or loss to be recognized in other comprehensive income.

•	Explain to us the nature of the Ch$74 billion transfer from intangible assets included in your rollforward. Clarify if the transfer originated from an intangible asset pursuant to paragraph 17 of IFRIC 12 or whether it originated from an “Intangible asset under construction” account as set forth in Step 1 of your response to comment 31.

Securities and Exchange Commission	-25-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises that the Ch$74 billion transfers from intangible assets do not relate to the application of paragraph 17 of IFRIC 12, but it does relate to paragraph 18 of IFRIC 12, instead.

“18 If the operator is paid for the construction services partly by a financial asset and partly by an intangible asset it is necessary to account separately for each component of the operator’s consideration. The consideration received or receivable for both components shall be recognised initially at the fair value of the consideration received or receivable.”

The transfers from intangible assets represent the residual value of the certain investments made in the infrastructure of the concession that will not be recovered through tariff, since their useful lives will exceed the remaining concession period. The definition of the portion of the investments that should be classified as a financial asset is possible when the construction work is completed and the carrying amount and expected useful life are determined and, therefore, the residual value is transferred from intangible assets to financial assets.

Specifically, the Ch$74 billion transfers from intangible assets presented in the rollforward is related to Step 2 referred to in our prior response to Comment No. 31.

35. Information by Segment, page F-141

11.	We note your response to comment 38 and have the following comments:

•	Please clearly disclose throughout your filing, including your segment footnote, that you have two reportable segments: Generation and Transmission and Distribution.

Response:

In response to the Staff’s comment Enersis Américas will clearly disclose throughout its filing, including its segment footnote that it has two reportable segments: the Generation and Transmission Business and the Distribution Business.

•	It does not appear that your proposed disclosures fully address the disclosure requirements of paragraph 22(aa) of IFRS 8. Tell us and clearly disclose your operating segments. Also tell us and disclose the economic indicators that have been assessed in determining the aggregated operating segments share similar characteristics. Provide us with your proposed disclosure.

Securities and Exchange Commission	-26-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that only operating segments which meet quantitative thresholds indicated in IFRS 8.13 are aggregated within the column “Eliminations and Others”. In addition, there are no operating segments aggregated due just to the fact that they meet qualitative criteria listed in IFRS 8.12.

In particular, Generation and Transmission Business represents one operating segment. Neither the Generation business nor the Transmission business by itself meets the definition of an operating segment, as set forth in IFRS 8.5, since their separate operating results are not reviewed by the entity’s chief operating decision maker in order to make decisions about resources to be allocated to the business and assess its performance.

Enersis Américas respectfully understands that the disclosure currently contained in the segment information note complies with the requirements of IFRS 8.

36.5 Other Information

Central Costanera S.A., page F-169

12.	We note your response to comment 39 regarding your VOSA thermal plant and have the following comments:

•	Clarify why you have any uncollected receivables related to energy sales occurring between 2008 and 2011. If so, please identify the party or parties that owe you these amounts and how you determined they are still fully collectable.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

SE Resolution No. 406/2003 established that, for sales performed on the spot market, generators would only collect remuneration given for variable costs and power capacity. Any remaining balance would be recognized through a receivable with no due date, known as Sales Settlements with Unspecified Due Dates (“LVFVD”). These receivables earned interest. The receivables balance was reflected in the monthly “Settlement of Economic Transactions” issued by CAMMESA.

Securities and Exchange Commission	-27-	August 11, 2016

From 2004 to 2013, the Argentine Government issued instruments to enable generators to collect these accounts receivable by contributing them to different trusts created (FONINVEMEM) for the construction of new generation power plants.

As stated in IAS 39.58, an entity shall assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. Additionally, IAS 39.59 says a financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The resolutions that established the FONINVEMEM trusts instructed that CAMMESA would fund the trusts as a priority. Additionally, as the Argentine Government is a party to the FONINVEMEM trusts, it is reasonable to expect that the Argentine Government’s support for these arrangements would be even stronger than its implicit support of CAMMESA’s general obligations. Accordingly, the creditworthiness of CAMMESA may be viewed as being at least as strong as that of the Argentine Government. It is relevant to highlight the positive historical record of payments in accordance with the contractual provisions of FONINVEMEM I & II.

•	Tell us how you accounted for the contribution of receivables to the construction trust, including whether or not you derecognized the receivables.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The contribution of the receivables to the trust did not imply a new accounting entry. In this sense, the term “contribution” means that these receivables were included in the “Agreement of Management and Operation of Projects to Increase the Availability of Thermal Generation and Adjustment of the Generation Remuneration 2008-2011” the “(Agreement”) in order to establish their collection mechanism and promote investments in the generation capacity of Argentina. Thus, these receivables will be derecognized as the funds are collected.

•	You indicate that the Agreement with the Argentine Secretary of Energy states that the receivable accounts should start to be collected “once VOSA is authorized to operate.” Tell us if this term is defined in the Agreement and how you determined December 2015 was the appropriate time to recognize the accounting impact of the Agreement. Specifically address how recognition of this Agreement prior to receiving such “authorization” is appropriate.

Securities and Exchange Commission	-28-	August 11, 2016

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

According to the Agreement, the receivables included in the Agreement would be collected in 120 monthly installments (which comprised the original receivables plus interest, all converted to US Dollars using the exchange rate at the Agreement date). These installments will also accrue interests in US dollar. The installments will be collected once the VOSA plant is operating as a combined cycle plant.

In addition, the Agreement stipulated that if the plant construction is not completed, the Agreement would be void. In such event LVFVD would revert back to their original status (the original amount of the receivable denominated in Argentine pesos plus interests at the interest rate CAMMESA obtains for its financial deposits).

Until December 2015, based on the assessments performed each year, Central Costanera had not recognized the conversion of the receivables into US dollars nor the corresponding accrued interest, since the flow of economic benefits related to this revaluation could not be considered probable based on the Company’s assessment of the progress of the construction of the plant of VOSA.

During 2015, the following events took place that caused Central Costanera to consider the flow of economic benefits as probable and remove the uncertainties related to the VOSA plant completion:

In October 2015, the plant generated and delivered 930 GWh (the plant was required to begin its generation only after the system was at full capacity) in a testing mode of the open-cycle power plant, waiting for completion of combined cycles construction and CAMMESA commercial authorization.

During the first half of 2015, construction was delayed due to costs overrun increases claimed by the main construction contractor (“General Electric” or “GE”). During September 2015, the parties settled the dispute. During October 2015, following the fulfillment of the matters agreed with GE, a significant amount was paid to GE (Ar$372 million).

As of December 2015, project completion was approximately 90%, and almost all foreign components had been acquired and stocked. Therefore, during Q4 2015, the project entered into the final stages, where the work was mainly related to assembly and combined cycle start-up. In addition, as the main part of the contract is fixed in US dollars, GE was not affected by the Argentine peso devaluation that occurred in December 2015.

Securities and Exchange Commission	-29-	August 11, 2016

In December 2015, as VOSA plant was in its final completion stage (approximately 90% of percentage of completion), management determined that the uncertainties related to its completion were remote, and concluded that recognition of the asset was appropriate in accordance with IAS 18.18. In this sense, LVFVD were then converted into U.S. dollars and interest recognized.

Once CAMMESA commercial authorization has been received, the Company will initiate receivables collection. The term commercial authorization is included in the Agreement but it is not defined therein. Commercial authorization to operate is a procedure established within WEM by which CAMMESA formally authorizes a generator to operate and deliver electricity to the system, recognizing the corresponding remuneration.

•	Tell us the specific accounting guidance in paragraph 9 of IAS 39 that you applied in accounting for this transaction.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

By referring to paragraph 9 of IAS 39, we were indicating that we used the effective interest method to calculate interest on LVFVD and to allocate interest income over the relevant period.

•	Revise your disclosures to clearly explain the nature of and accounting for these VOSA transactions.

Response:

In response to the Staff’s comment, Enersis Américas will revise the disclosure in the Amended Form 20-F to clearly explain the nature of and accounting for the VOSA transactions, substantially as follows:

“On November 25, 2010, our principal generating subsidiaries in Argentina, Endesa Costanera, El Chocón and DockSud, entered into the “Agreement of Management and Operation of Projects to Increase the Availability of Thermal Generation and Adjustment of the Generation Remuneration 2008-2011” (the “Agreement”) with the Argentine Secretary of Energy. Under this Agreement, our subsidiaries were required to contribute their receivables from uncollected energy

Securities and Exchange Commission	-30-	August 11, 2016

sales, known as Sales Settlements with Unspecified Due Dates (“LVFVD” in its Spanish acronym), between January 2008 and December 2011 to a trust for the construction of new generation plants. These receivables would be paid once the applicable tax rate defined in Article 3 of SE Resolution No. 406/03 is applied and converted into U.S. dollars (or “dollarized”) at the exchange rate of the date on which the Agreement was executed and would be repaid in 120 equal monthly installments starting with the first day of commercial operations with interest at a rate of 30-day LIBOR plus 5%.

Under an agreement dated May 11, 2011, the generating companies organized Central Vuelta de Obligado S.A. (“VOSA”), with an initial capital of Ar$ 500 thousand.

On October 24, 2012, VOSA entered into a turnkey contract for the supply and construction of the VOSA power plant with General Electric International Inc. and General Electric International Inc. Argentina branch (collectively, “GE”). On August 26, 2013, GE and the VOSA power plant trust amended the turnkey contract to provide for the supply, construction, start of operations and maintenance under combined-cycle plant.

During the second half of 2015, after having finalized the corresponding tests, the operations of an open-cycle power plant with two gas turbine units of 270 MW each started. After several delays in the construction, the combined-cycle plant is expected to be completed in the forthcoming months, following a settlement agreement reached with GE.

According a recent technical report issued by VOSA in December 2015, the gas turbines of the open-cycle power plant had passed all the operational tests and their operating performance was outstanding. At 2015 year end it only remained pending a few components and equipment to be imported in order to finish the second stage of the construction (combined cycle power plant). Therefore, the Company concluded that it was virtually certain the whole project was to be fully completed.

Therefore, given the certainty that the combined-cycle will be operational in the near future, the Company concluded that recognition of the asset was appropriate because it was probable that the future economic benefits would flow to the entity.

Securities and Exchange Commission	-31-	August 11, 2016

In this sense, we recorded the effects of the dollarization of the LVFVD obligations in 2015. The income recorded was related to the following concepts:

•	An update for the dollarization of the LVFVD obligations considering the exchange rate applicable at the date of the Agreement for a total of Ch$ 141,560 million.

•	Accrued interest on the dollarized LVFVD obligations, after the addition of interest rates referred before, at a 30-day LIBOR rate plus 5%, amounting to Ch$ 57,080 million.”

Edesur S.A., page F-172

13.	We note your response to comment 40. Please explain to us why you classify income recognized under IAS 20 within the “Revenues and Other Operating Income” line item as opposed to an operating income line item below contribution margin. In doing so, explain why IAS 20 income should be presented in a format consistent with recurring revenue streams. Since your disclosures on page 128 suggest that the impact of Resolution No. 250/2013 is also included within “Revenue and Other Operating Income,” please quantify for us the amount of IAS 20-related income included in this line item for all periods presented.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Resolution No. 32/2015 sets “theoretical tariffs” for Edesur and states that part of such tariffs should be invoiced by Edesur to users and the remaining amount should be paid by the Government. Therefore, the entire arrangement is a revenue transaction that is billable to two different payors (the consumer and the government) and thus the total consideration from both should be recognized under IAS 18.9.. Further, IAS 20 does not specify the exact line to recognize income on Government grants, and IAS 1 does not define “operating income” or “contribution margin”. On the other hand, IAS 20.12, which deals only with the timing of government grants recognition in profit or loss, highlights the link between income and related expenses for which the grants are intended to compensate. Revenues associated with SE Resolution No. 250/2013 are recognized to reflect higher operating costs, which are presented within contribution margin. Under the same analysis as of Resolution No. 32/2015, these revenues were presented within contribution margin together with the related expenses.

The amount revenue billed to the government pursuant to Resolution No. 32/2015 and included in line item “Other Operating Income” was Ch$317,492 million in 2015, Ch$144,345 million in 2014 and Ch$250,533 million in 2013.

Securities and Exchange Commission	-32-	August 11, 2016

Appendix 4: Supplementary Information Related to Assets and Liabilities Held for Distribution to Owners and Results From Discontinued Operations, page F-207

We note your response to comment 43. We are unclear why this supplementary information is required when you already have provided the disclosures required by IFRS 5. Furthermore, we note that the net income amounts presented in the Enersis Americas and Enersis Chile columns on pages F-209 and F-212 do not agree to the respective amounts presented on the face of your financial statements. Based on these and other differences, it appears that the financial statements included in Appendix 4 represent pro forma financial statements under Article 11 of Regulation S-X. If so, please revise this Appendix to fully comply with Article 11, including a full description of all pro forma adjustments.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that disclosing such supplementary information in Appendix 4 was intended to provide more detailed information, as required for statutory financial reporting purposes. Enersis Américas acknowledges that the additional disclosure may be unnecessary since it had already provided the disclosures required by IFRS 5. Enersis Américas will remove Appendix 4 in the Amended Form 20-F in order to avoid any confusion.

* * * *

Should you have any questions or comments concerning the Form 20-F, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf

Paolo Pirri

Appendix 1

Local Currency Exchange Rate

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar and U.S. dollar-denominated assets and liabilities.

As of December 31, 2015, our consolidated debt totaled Ch$ 2,464 billion, of which 15.4% was denominated in U.S. dollars, 48.0% in Colombian pesos, 22.7% in Brazilian reais, 11.8% in Peruvian soles, 1.2% in Argentine pesos and 1.0% in Chilean pesos (including the Chilean UF, which is an inflation-indexed unit of account).

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2015		2014		2013
	Average	Year End	Average	Year End	Average	Year End
Argentina (Argentine pesos per U.S. dollar)	9.25	13.04	8.11	8.55	5.48	6.52
Brazil (Brazilian reais per U.S. dollar)	3.34	3.90	2.35	2.66	2.16	2.34
Colombia (Colombian pesos per U.S. dollar)	2,748	3,149	1,997	2,392	1,870	1,927
Peru (Peruvian soles per U.S. dollar)	3.18	3.41	2.84	2.99	2.70	2.80
Chile (Chilean pesos per U.S. dollar)	654.66	710.16	570.40	606.75	495.18	524.61

Sources: Central banks of each country.

For the year ended December 31, 2015, our revenues were Ch$ 5,301 billion or US$ 8.1 billion, of which 38.0% was generated in Brazil, 29.6% in Colombia, 17.0% in Peru and 15.4% in Argentina.

The following table sets forth the effect recognized as “Foreign currency translation gains (losses)” in our consolidated statements of comprehensive income for translating the financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso:

	Foreign currency translation gains (losses)
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Argentina	(77,204,771)	(3,627,084)	(3,190,880)
Colombia	(160,522,082)	(120,301,154)	285,100
Brasil	(428,619,742)	38,871,966	(74,547,700)
Peru	23,681,916	67,649,223	716,176
Chile	(1,872,994)	21,777,698	13,410

Total	(644,537,673)	4,370,648	(76,723,893)

The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows: (i) For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used; (ii) For items in the comprehensive income statement, the average exchange rate for the period is used, (iii) Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.

The following table sets forth the closing and average local currencies per Chilean peso exchange rates for the years indicated:

	Local Currency Chilean Peso (Ch$) Exchange Rates
	2015		2014		2013
	Average	Year End	Average	Year End	Average	Year End
Argentina (Argentine pesos per Ch$)	0.01412	0.01824	0.01423	0.01394	0.01105	0.01240
Brazil (Brazilian reais per Ch$)	0.00509	0.00558	0.00412	0.00437	0.00436	0.00449
Colombia (Colombian pesos per Ch$)	4.19673	4.47257	3.50421	3.92279	3.77226	3.67624
Peru (Peruvian soles per Ch$)	0.00486	0.00480	0.00498	0.00493	0.00546	0.00532

Sources: Central banks of each country.

Calculation of the appreciation or devaluation of foreign currencies against the Chilean pesos for one period with respect to the previous one is made by determining the percentage change between the reciprocals of the average values of Chilean pesos per any given foreign currency. It is a measure of the percent change in two periods in the amount of foreign currency needed to exchange for one Chilean peso. A positive percent change means that the foreign currency appreciated with respect to the Chilean peso. A negative percent change means that the foreign currency devaluated with respect to the Chilean peso.

The following table shows the appreciation or devaluation of 2015 versus 2014 and 2014 versus 2013 for the closing and average local currencies per Chilean peso:

	Appreciation/(Devaluation) per Chilean Peso (Ch$)
	2015/2014		2014/2013
	Average	Year End	Average	Year End
Argentine pesos	0.8%	-23.6%	-22.3%	-11.0%
Brazilian reais	-19.1%	-21.7%	5.7%	2.9%
Colombian pesos	-16.5%	-12.3%	7.6%	-6.3%
Peruvian soles	2.4%	2.7%	9.6%	8.1%

In the analysis of results of operations included below, when the impacts of the appreciation or devaluation are significant, they are disclosed and explained below.

[Letterhead of Enersis Américas S.A.]

August 11, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) filed by Enersis Américas S.A., a corporation organized under the laws of the Republic of Chile (“Enersis Américas”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on the Form 20-F in connection with the Registration Statement on Form F-4 (Registration No. 333-211405) made in a letter dated August 3, 2016 (the “Comment Letter”).

In connection with the responses to the comments on the Form 20-F set forth in the Comment Letter, Enersis Américas acknowledges that:

•	Enersis Américas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Enersis Américas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name:	Javier Galán A.
Title:	Chief Financial Officer

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.